Notice Document

NScore Xtra II

Issued by
National Security Life and Annuity Company
Through
National Security Variable Account N

April 29, 2022

This Notice Document summarizes certain key features of NScore Xtra II, an individual, flexible premium variable annuity contract. The contract is issued by National Security Life and Annuity Company. The Notice Document also provides a summary of contract features that have changed since May 1, 2021.

You can find other information about the NScore Xtra II contract online at nslac.com/variableproducts. You can also obtain this information at no cost by calling 877.446.6020 or by sending an email request to NSCustService@nslac.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

This contract includes an extra credit to your contract each time you make a purchase payment. The expenses for this contract may be higher than expenses for a contract without an extra credit feature and the amount of the extra credit may be more than offset by the additional fees and charges associated with this contract. The extra credit may be recaptured upon death or certain withdrawals.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for Funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from National Security Life and Annuity Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from National Security Life and Annuity Company electronically by visiting nslac.com, logging into your account and electing e-delivery.

You may elect to receive all future reports in paper free of charge. You can inform National Security Life and Annuity Company that you wish to continue receiving paper copies of your shareholder reports by contacting us at 877.446.6020. Your election to receive reports in paper will apply to all Funds available under your contract.

Form 8563-UN-NSLAC

Glossary

Contract Value — Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in the Fixed Accumulation Account or a DCA account.

DCA — Dollar cost averaging.

Enhanced DCA Account -— An account available for purchase payments, subject to certain limitations, that provides a fixed interest rate that is higher than the rate being credited to the Fidelity® VIP Government Money Market Portfolio.

Fixed Accumulation Account — A subset of our general account that guarantees a fixed return for a specified period of time and guarantees the principal against loss.

Fund — A mutual fund in which subaccount assets may be invested. See Appendix A.

National Security — National Security Life and Annuity Company, the depositor of the contract.

Subaccount — A subdivision of VAN. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.

Valuation Period — The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAN — National Security Variable Account N, a separate account of National Security consisting of assets segregated from National Security’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

We, Us, Our — We, us and our refer to National Security.

You — You means the owner(s) of the contract or the last surviving owner’s estate if all owners are deceased.

Form 8563-UN-NSLAC

Summary of Contract Features That Have Changed

The information in this Notice Document is a summary of certain contract features that have changed since May 1, 2021. This may not reflect all of the changes that have occurred since you entered into your contract.

Availability of Funds

●	As of June, 25, 2021 the ON iShares Managed Risk Balanced Portfolio and ON Janus Henderson U.S. Low Volatility Portfolio became available investment options.

●	On June 25, 2021, ONLIC and VAN substituted the following Existing Portfolios with the applicable Replacement Portfolio as shown below:

Existing Portfolio	Replacement Portfolio
AB VPS Dynamic Asset Allocation Portfolio (Class B)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B)
PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B)
Federated Hermes Managed Volatility Fund II (Primary Shares and Service Shares)	ON iShares Managed Risk Balanced Portfolio
Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	ON Janus Henderson U.S. Low Volatility Portfolio
Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	ON Federated Core Plus Bond Portfolio
PIMCO Total Return Portfolio (Administrative Share Class)	ON Federated Core Plus Bond Portfolio

Fee Changes

The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds (before any fee waiver or expense reimbursement) during the year ended December 31, 2021:

Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.33%	1.75%

Other Fund Changes

●

As of July 1, 2021: the Ivy VIP Asset Strategy changed its name to Delaware Ivy VIP Asset Strategy; the Ivy VIP Natural Resources changed its name to Delaware Ivy VIP Natural Resources; and the Ivy VIP Science and Technology changed its name to Delaware Ivy VIP Science and Technology.

●

As of August, 7 2021: the QS Legg Mason Dynamic Multi-Strategy VIT Portfolio changed its name to Franklin Multi-Asset Dynamic Multi-Strategy VIT Fund. Additionally, its sub-adviser Legg Mason Partners Fund Advisor LLC changed to Franklin Advisers, Inc.

●	As of December 31, 2021: the Goldman Sachs Global Trends Allocation Fund changed its name to Goldman Sachs Trend Driven Allocation Fund.
●

As of January 1, 2022: the ON Janus Henderson Forty Portfolio and ON Janus Henderson U.S. Low Volatility Portfolio sub-adviser’s name changed from Janus Capital Management LLC to Janus Henderson Investors US LLC.

●

As of January 1, 2022: the Janus Henderson Flexible Bond Portfolio, Janus Henderson Research Portfolio, Janus Henderson Overseas Portfolio, Janus Henderson Global Research Portfolio and Janus Henderson Balanced Portfolio adviser’s name changed from Janus Capital Management LLC to Janus Henderson Investors US LLC.

●

On or about April 22, 2022: Franklin Allocation VIP Fund is adding ClearBridge Investments, LLC as a sub-adviser, on or about May 9, 2022 Brandywine Global Investment Management, LLC is being added as a sub-adviser and on or about June 13, 2022 Western Asset Management Company, LLC and Western Asset Management Company Limited are being added as sub-advisers.

●	On or about April 29, 2022: the Invesco V.I. International Growth Fund is changing its name to Invesco V.I. EQV International Equity Fund.

Form 8563-UN-NSLAC

Important Information You Should Consider About the Contract

FEES AND EXPENSES
Charges for Early Withdrawal

If you withdraw money from your contract within 9 years following your last purchase payment, you will be assessed a surrender charge. The maximum surrender charge is 9% of total purchase payment, minus all previous withdrawals, during the first year, declining down to 0% over the 9 years. For example, if you make an early withdrawal within the first year, you could pay a withdrawal charge of up to $9,000 on a $100,000 investment. During each contract year, you may withdraw not more than 10% of the Contract Value (as of the day of the first withdrawal made during that contract year) without a surrender charge.

Extra credits may be recaptured upon certain withdrawals.

Transaction Charges

In addition to surrender charges, you may also be charged for other transactions, such as when you transfer Contract Value between investment options more than 12 times per contract year or for special requests (such as wire transfers or overnight mail).

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.75%[1]	1.75%[1]
	2. Investment options (Fund fees and expenses)	0.33%[2]	1.75%[2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.25%[3]	1.35%[3]

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	LOWEST ANNUAL COST ESTIMATE: $1,813	HIGHEST ANNUAL COST ESTIMATE: $5,458

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive combination of contract classes and Fund fees and expenses

● No optional benefits

● No sales charges

● No additional purchase payments, transfers or withdrawals

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of contract classes, optional benefits, and Fund fees and expenses

● No sales charges

● No additional purchase payments, transfers or withdrawals

1	As a percentage of average Contract Value in the separate account.
2	As a percentage of average Fund net assets.
3

The minimum fee reflects the current charge for the least expensive optional benefit, the Annual Stepped-Up Death Benefit, calculated as a percentage of the optional death benefit. The maximum fee reflects the current charge for the most expensive optional benefit, the Joint GLWB Plus, calculated as an annualized percentage of the amount that is guaranteed under the optional benefit.

Form 8563-UN-NSLAC

RISKS
Risk of Loss	You can lose money by investing in this contract.
Not a Short-Term Investment

This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

Surrender charges apply for 9 years following your last purchase payment. They will reduce the value of your contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon.

Risks Associated with Investment Options

An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.

Each investment option (including the Fixed Accumulation Account and the Enhanced DCA Account) has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Insurance Company Risks

Any obligations (including under the Fixed Accumulation Account), guarantees, and benefits of the contract are subject to the claims-paying ability of National Security. More information about National Security, including our financial strength ratings, is available upon request by calling us at 877.446.6020.

RESTRICTIONS
Investments

We reserve the right to charge $10 for each transfer when you transfer money between subaccounts in excess of 12 times in a contract year.

We reserve the right to limit transfers in circumstances of frequent or large transfers.

We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

Optional Benefits

Certain optional benefits limit or restrict the investment options that you may select under the contract. We may change the investment restrictions in the future, including limiting the investment options available with the optional benefit.

Certain optional benefits could limit subsequent purchase payments.

Certain benefits may limit withdrawals or other rights under the contract. Under certain benefits, withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value of or even terminate the benefit.

TAXES
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.

Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
Investment Professional Compensation

Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation. Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form 8563-UN-NSLAC

Appendix A

Funds Available Under the Contract

The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at nslac.com/variableproducts. You can also request this information at no cost by calling 877.446.6020 or by sending an email request to NSCustService@nslac.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Allocation	ON Moderately Conservative Model Portfolio Adviser: Ohio National Investments, Inc.	1.00%*	7.90%	N/A	N/A
Allocation	ON Balanced Model Portfolio Adviser: Ohio National Investments, Inc.	0.99%*	11.03%	N/A	N/A
Allocation	ON Moderate Growth Model Portfolio Adviser: Ohio National Investments, Inc.	0.99%	14.83%	N/A	N/A
Allocation	ON Growth Model Portfolio Adviser: Ohio National Investments, Inc.	1.03%	17.58%	N/A	N/A
Corporate Bond	ON Bond Portfolio Adviser: Ohio National Investments, Inc.	0.59%	-1.52%	4.97%	4.14%
Allocation	ON BlackRock Balanced Allocation Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.54%	19.06%	12.98%	13.02%
Large Cap Blend Equity	ON S&P 500® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.37%	28.25%	18.03%	16.05%
Foreign Large Cap Blend Equity	ON BlackRock Advantage International Equity Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.89%	13.49%	9.96%	6.36%
Large Cap Growth Equity	ON Janus Henderson Forty Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Janus Henderson Investors US LLC	0.78%	19.70%	24.49%	19.68%
Mid Cap Growth Equity	ON AB Mid Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.84%	16.79%	18.51%	14.83%
High Yield Bond	ON Federated High Income Bond Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Federated Investment Management Company	0.82%	4.97%	5.88%	6.39%
Intermediate Core-Plus Bond	ON Federated Core Plus Bond Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Federated Investment Management Company	0.58%	-1.27%	N/A	N/A
Large Cap Value Equity	ON BlackRock Advantage Large Cap Value Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.73%	25.39%	10.21%	10.61%

Form 8563-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Small Cap Growth Equity	ON AB Small Cap Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.83%	8.17%	16.70%	15.86%
Large Cap Growth Equity	ON Nasdaq-100® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.41%	26.99%	28.09%	22.56%
Large Cap Blend Equity	ON BlackRock Advantage Large Cap Core Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	28.49%	15.80%	16.00%
Small Cap Growth Equity	ON BlackRock Advantage Small Cap Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.85%	4.05%	16.66%	13.65%
Mid Cap Blend Equity	ON S&P MidCap 400® Index Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Geode Capital Management, LLC	0.41%	24.18%	12.56%	12.48%
Large Cap Growth Equity	ON BlackRock Advantage Large Cap Growth Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.78%	26.69%	21.04%	17.72%
Allocation	ON iShares Managed Risk Balanced Portfolio Adviser: Ohio National Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.72%	N/A	N/A	N/A
Large Cap Blend Equity	ON Janus Henderson U.S. Low Volatility Portfolio Adviser: Ohio National Investments, Inc. Subadviser: Janus Henderson Investors US LLC	0.62%	N/A	N/A	N/A
Allocation	ON Risk Managed Balanced Portfolio Adviser: Ohio National Investments, Inc. Subadviser: AllianceBernstein L.P.	0.96%	15.04%	15.47%	N/A
Allocation	AB VPS Global Risk Allocation-Moderate Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	0.78%*	11.97%	7.39%	N/A
Large Cap Value Equity	AB VPS Growth & Income Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	0.84%*	27.84%	12.58%	13.39%
Small Cap Growth Equity	AB VPS Small Cap Growth Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	1.15%*	9.20%	24.73%	17.82%
Foreign Large Cap Growth Equity	Invesco V.I. EQV International Equity Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.14%	5.61%	9.90%	7.82%
Allocation	Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.13%*	9.26%	7.18%	5.99%
Large Cap Blend Equity	Appreciation Portfolio (Service Shares) Adviser: BNY Mellon Investment Adviser, Inc.	1.05%	26.77%	20.17%	14.18%
Mid Cap Growth Equity	Federated Hermes Kaufmann Fund II (Service Shares) Adviser: Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	1.75%	2.26%	18.38%	16.40%

Form 8563-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Large Cap Growth Equity	Fidelity® VIP Contrafund® Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.85%	27.51%	19.87%	16.35%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.86%	25.31%	13.32%	13.00%
Large Cap Growth Equity	Fidelity® VIP Growth Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.85%	22.90%	25.98%	19.40%
Money Market	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company LLC SubAdviser: Fidelity Investments Money Management, Inc.	0.33%	0.01%	0.87%	0.45%
Large Cap Value Equity	Fidelity® VIP Equity-Income Portfolio (Service Class 2); Adviser: Fidelity Management & Research Company	0.76%	24.60%	11.68%	12.26%
Real Estate Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity SelectCo, LLC	0.89%	38.64%	9.05%	10.14%
Allocation	Fidelity® VIP Target Volatility Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.93%*	12.03%	9.63%	N/A
Allocation	Franklin VolSmart Allocation VIP Fund (Class 5) Adviser: Franklin Advisers, Inc.	0.89%*	17.36%	11.74%	N/A
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc. SubAdviser: Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, ClearBridge Investments, LLC, Brandywine Global Investment Management, LLC (on or about May 9, 2022), Western Asset Management Company, LLC (on or about June 13, 2022), Western Asset Management Company Limited (on or about June 13, 2022).	0.92%*	11.54%	8.54%	8.85%
Allocation	Franklin Income VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	0.82%	16.59%	7.34%	7.27%
Allocation	Franklin DynaTech VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	1.02%	16.09%	23.53%	16.56%
Allocation	Templeton Foreign VIP Fund (Class 4) Adviser: Templeton Investment Counsel, LLC	1.21%*	4.10%	2.62%	3.90%
Large Cap Value Equity	Goldman Sachs Large Cap Value Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.93%*	23.93%	10.06%	11.80%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.77%*	29.11%	17.01%	15.95%
Large Cap Blend Equity	Goldman Sachs Strategic Growth Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.99%*	21.56%	24.28%	18.73%
Allocation	Goldman Sachs Trend Driven Allocation (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.94%*	4.11%	5.64%	N/A

Form 8563-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Allocation	Delaware Ivy VIP Asset Strategy (Class II Shares) Adviser: Delaware Management Company Subadviser: Macquarie Funds Management Hong Kong Limited, Macquarie Investment Management Global Limited, Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited	0.87%	10.44%	11.36%	8.01%
Natural Resources Equity	Delaware Ivy VIP Natural Resources (Class II Shares) Adviser: Delaware Management Company Subadviser: Macquarie Funds Management Hong Kong Limited and Macquarie Investment Management Global Limited	1.21%	26.68%	-0.72%	-1.21%
Technology Equity	Delaware Ivy VIP Science and Technology (Class II Shares) Adviser: Delaware Management Company Subadviser: Macquarie Funds Management Hong Kong Limited and Macquarie Investment Management Global Limited	1.14%	15.17%	23.88%	19.46%
Large Cap Growth Equity	Janus Henderson Research Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.85%	20.05%	21.68%	17.16%
Foreign Large Cap Blend Equity	Janus Henderson Overseas Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	1.12%	13.29%	13.08%	5.98%
World Large Cap Equity	Janus Henderson Global Research Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	1.02%	17.80%	16.41%	13.31%
Allocation	Janus Henderson Balanced Portfolio (Service Shares) Adviser: Janus Capital Management LLC	0.86%	16.91%	14.10%	11.53%
Intermediate Core-Plus Bond	Janus Henderson Flexible Bond Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.82%*	-1.11%	3.98%	3.43%
Mid Cap Value Equity	JPMorgan Insurance Trust Mid Cap Value Portfolio (Class I Shares) Adviser: J.P. Morgan Investment Management Inc.	0.76%	29.88%	10.63%	12.99%
Small Cap Blend Equity	JPMorgan Insurance Trust Small Cap Core Portfolio (Class I Shares) Adviser: J.P. Morgan Investment Management Inc.	0.80%	21.38%	11.77%	14.01%
Small Cap Blend Equity	Lazard Retirement US Small-Mid Cap Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.15%*	19.87%	10.45%	11.89%
Emerging Markets Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.43%	5.47%	5.07%	3.58%
Foreign Large Cap Blend Equity	Lazard Retirement International Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.17%*	5.83%	7.86%	7.13%
Allocation	Lazard Retirement Global Dynamic Multi-Asset Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.08%*	11.94%	8.40%	N/A

Form 8563-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Large Cap Blend Equity	ClearBridge Variable Dividend Strategy Portfolio (Class I Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.75%	26.80%	15.29%	13.86%
Large Cap Value Equity	ClearBridge Variable Large Cap Value Portfolio (Class I Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.71%	26.21%	12.37%	12.98%
Allocation	Franklin Multi-Asset Dynamic Multi-Strategy VIT Fund (Class I Shares)** Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: Franklin Advisers, Inc. and Western Asset Management Company, LLC	1.02%	12.91%	4.99%	5.35%
Intermediate Core-Plus Bond	Western Asset Core Plus VIT Portfolio (Class II Shares) Adviser: Legg Mason PartnersFund Advisor, LLC Subadviser: Western Asset Management Company, LLC, Western Asset Management Company Limited in London, Western Asset Management Company Pte Ltd in Singapore Western Asset Management Company Ltd in Japan	0.78%	-2.19%	4.18%	5.10%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.05%*	13.88%	22.34%	17.91%
Small Cap Growth Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	1.57%	21.00%	15.87%
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%*	13.84%	9.57%	9.31%
Large Cap Growth Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	1.04%	25.66%	22.53%	17.29%
Real Cap Growth Equity	Morgan Stanley VIF U.S. Real Estate Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	1.07%*	39.44%	5.37%	7.94%
Large Cap Growth Equity	Morgan Stanley VIF Growth Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	0.82%*	-0.15%	34.25%	23.95%
Mid Cap Growth Equity	AMT Mid Cap Intrinsic Value Portfolio (S Class Shares) Adviser: Neuberger Berman Investment Advisers LLC	1.26%*	32.52%	8.07%	10.85%
Allocation	TOPS® Managed Risk Balanced ETF Portfolio (Class 2 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.75%	8.57%	6.48%	5.28%
Allocation	TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 2 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.74%	11.06%	7.64%	6.08%
Allocation	TOPS® Managed Risk Growth ETF Portfolio (Class 2 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.74%	12.59%	8.29%	6.14%

Form 8563-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Allocation	TOPS® Managed Risk Balanced ETF Portfolio (Class 3 Shares)(1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.85%	8.51%	6.38%	5.26%
Allocation	TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 3 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.84%	10.98%	7.56%	6.04%
Allocation	TOPS® Managed Risk Growth ETF Portfolio (Class 3 Shares) (1) Adviser: ValMark Advisers, Inc. Subadviser: Milliman Financial Risk Management LLC	0.84%	12.43%	8.16%	6.05%
Inflation Protected Bond	PIMCO Real Return Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.67%	5.59%	5.33%	3.05%
Global Bond	PIMCO Global Bond Opportunities Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.92%	-4.16%	3.11%	1.54%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.93%*	33.34%	5.72%	-1.86%
Ultrashort Bond	PIMCO Short-Term Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.60%	-0.06%	1.78%	1.64%
Short Term Bond	PIMCO Low Duration Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.65%	-0.93%	1.54%	1.59%
Large Cap Growth Equity	PSF PGIM Jennison Growth Portfolio (Class II Shares) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.01%	15.55%	26.29%	19.86%
Large Cap Growth Equity	PSF PGIM Jennison Focused Blend Portfolio (Class II Shares) Adviser: PGIM Investments LLC Subadviser: Jennison Associates LLC	1.24%	16.35%	18.97%	14.58%
Small Cap Value Equity	Royce Small-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.08%*	28.82%	6.51%	8.63%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.33%*	29.98%	12.97%	9.24%

(1)	Class 3 Shares for contracts applied for on or after November 16, 2015. Class 2 Shares for contracts applied for before November 16, 2015.

*	Annual expenses reflect temporary fee reductions.
**	To be substituted into the ON Risk Managed Balanced Portfolio on or about May 20, 2022

Form 8563-UN-NSLAC

Investment Options Available with Certain Optional Riders

GLWB Plus and GPP (2012) Applied for on or after October 1, 2012

Allocations:

	Minimum	Maximum
Category 1 Investment Options	25%	100%
Any individual investment option included in Category 1	0%	50%
Category 2 Investment Options	0%	75%
Any individual investment option included in Category 2	0%	25%

Investment Options:

CATEGORY 1	ON Risk Managed Balanced Portfolio ON iShares Managed Risk Balanced Portfolio AB VPS Global Risk Allocation-Moderate Portfolio Franklin VolSmart Allocation VIP Fund	Franklin Multi-Asset Dynamic Multi-Strategy VIT TOPS® Managed Risk Balanced ETF Portfolio TOPS® Managed Risk Moderate Growth ETF Portfolio
CATEGORY 2

ON Balanced Model Portfolio

ON BlackRock Balanced Allocation Portfolio

ON Janus Henderson U.S. Low Volatility Portfolio

Invesco V.I. Balanced-Risk Allocation Fund

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Trend Driven Allocation Fund Janus Henderson Balanced Portfolio Lazard Retirement Global Dynamic Multi-Asset Portfolio MFS® Total Return Series TOPS® Managed Risk Growth ETF Portfolio

GLWB Plus and GPP (2012) Applied for prior to October 1, 2012

Allocations:

	Minimum	Maximum
Category 1 Investment Options	50%	100%
Category 2 Investment Options	0%	50%

Investment Options:

CATEGORY 1	ON Risk Managed Balanced Portfolio ON iShares Managed Risk Balanced Portfolio Franklin Multi-Asset Dynamic Multi-Strategy VIT	TOPS® Managed Risk Balanced ETF Portfolio TOPS® Managed Risk Moderate Growth ETF Portfolio TOPS® Managed Risk Growth ETF Portfolio
CATEGORY 2

ON Balanced Model Portfolio

ON BlackRock Balanced Allocation Portfolio

ON Janus Henderson U.S. Low Volatility Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

Invesco V.I. Balanced-Risk Allocation Fund

Fidelity® VIP Target Volatility Portfolio

Franklin VolSmart Allocation VIP Fund Goldman Sachs Trend Driven Allocation Fund Lazard Retirement Global Dynamic Multi-Asset Portfolio

GMIB Plus with Annual Reset (2009)

Some or all of your purchase payments or Contract Value may be allocated to the Fixed Accumulation Account. Any portion that is not allocated to the Fixed Accumulation Account must be allocated in accordance with Option 1 or 2.

Option 1 – Select A Single Option

Allocation: 100%

Investment Options:

ON Moderately Conservative Model Portfolio
ON Balanced Model Portfolio

Form 8563-UN-NSLAC

Option 2 – Select Multiple Options

Allocations:

	Minimum	Maximum
Category 1 Investment Options	30%	60%
Category 2 Investment Options	0%	70%
Category 3 Investment Options	0%	25%
Category 4 Investment Options	0%	15%

Investment Options:

CATEGORY 1	ON Bond Portfolio Fidelity® VIP Government Money Market Portfolio Janus Henderson Flexible Bond Portfolio Western Asset Core Plus VIT Portfolio	PIMCO Real Return Portfolio PIMCO Short-Term Portfolio PIMCO Low Duration Portfolio
CATEGORY 2

ON BlackRock Balanced Allocation Portfolio

ON S&P 500® Index Portfolio

ON BlackRock Advantage Large Cap Value Portfolio

ON Nasdaq-100® Index Portfolio

ON BlackRock Advantage Large Cap Core Portfolio

ON BlackRock Advantage Large Cap Growth Portfolio

ON S&P MidCap 400® Index Portfolio

ON Risk Managed Balanced Portfolio

ON iShares Managed Risk Balanced Portfolio

ON Janus Henderson U.S. Low Volatility Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

AB VPS Growth & Income Portfolio

Invesco V.I. Balanced-Risk Allocation Fund

Appreciation Portfolio

Fidelity® VIP Contrafund® Portfolio

Fidelity® VIP Growth Portfolio

Fidelity® VIP Equity-Income Portfolio

Fidelity® VIP Target Volatility Portfolio

Franklin Income VIP Fund

Franklin DynaTech VIP Fund

Franklin Allocation VIP Fund

Templeton Foreign VIP Fund

Franklin VolSmart Allocation VIP Fund

Goldman Sachs Large Cap Value Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Trend Driven Allocation Fund

Delaware Ivy VIP Asset Strategy

Janus Henderson Research Portfolio

Janus Henderson Balanced Portfolio

Lazard Retirement Global Dynamic Multi-Asset Portfolio

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Value Portfolio

Franklin Multi-Asset Dynamic Multi-Strategy VIT

MFS® Total Return Series

MFS® Massachusetts Investors Growth Stock Portfolio

Morgan Stanley VIF Growth Portfolio

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

TOPS® Managed Risk Growth ETF Portfolio

PIMCO Global Bond Opportunities Portfolio (Unhedged)

PSF PGIM Jennison Growth Portfolio

PSF PGIM Jennison Focused Blend Portfolio

CATEGORY 3

ON BlackRock Advantage International Equity Portfolio

ON Janus Henderson Forty Portfolio

ON Federated High Income Bond Portfolio

ON AB Mid Cap Core Portfolio

Invesco V.I. EQV International Equity Fund

Federated Hermes Kaufmann Fund II

Fidelity® VIP Mid Cap Portfolio

JPMorgan Insurance Trust Mid Cap Value Portfolio

Janus Henderson Overseas Portfolio

Janus Henderson Global Research Portfolio

Lazard Retirement International Equity Portfolio

MFS® Mid Cap Growth Series

AMT Mid Cap Intrinsic Value Portfolio

Form 8563-UN-NSLAC

CATEGORY 4

ON Foreign Portfolio

ON AB Small Cap Portfolio

ON BlackRock Advantage Small Cap Growth Portfolio

AB VPS Small Cap Growth Portfolio

Fidelity® VIP Real Estate Portfolio

Delaware Ivy VIP Natural Resources

Delaware Ivy VIP Science and Technology

JPMorgan Insurance Trust Small Cap Core Portfolio

Lazard Retirement US Small-Mid Cap Equity Portfolio

Lazard Retirement Emerging Markets Equity Portfolio

MFS® New Discovery Series

PIMCO CommodityRealReturn® Strategy Portfolio

Royce Micro-Cap Portfolio

Royce Small-Cap Portfolio

Morgan Stanley VIF U.S. Real Estate Portfolio

Form 8563-UN-NSLAC

You may request other information about this contract and make investor inquiries by calling us at 877.446.6020. Reports and other information about National Security Variable Account N are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000085700

Form 8563-UN-NSLAC